Exhibit 99.1

NOTICE TO SHAREHOLDERS

SUZANO S.A.

Publicly-held Company

Tax Id No. (CNPJ/ME) No. 16.404.287/0001-55

NIRE 29.300.016.331

São Paulo, December 2, 2022 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), hereby informs its shareholders and the market in general that the Company’s Board of Directors Meeting, held on December 01, 2022, approved the distribution of interim dividends by the Company in the total amount of BRL 2,350,000,000.00 (two billion three hundred and fifty million reais), at the ratio of BRL 1.794780909 per Company share, considering the number of “ex-treasury” shares on December 1st, 2022, declared “ad referendum” of the General Meeting that approves the accounts for the fiscal year ended December 31, 2022, to the balance of retained earnings ascertained in the balance sheet dated September 30, 2022. The interim dividends declared herein will be allocated to the minimum mandatory dividend for the fiscal year ended December 31, 2022

The payment of interim dividends will be made on December 27, 2022, in local currency, based on the shareholding position held at the end of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) trading session on December 16, 2022, inclusive. The Company’s shares shall be traded “ex-dividend” as of December 19, 2022, inclusive.

The shareholders will have their credits available according to the bank domicile provided to Itaú Corretora de Valores Mobiliários S.A., institution responsible for bookkeeping the Company’s shares.

For shareholders whose registration does not contain the registration of the Individual Taxpayer Registration Number (CPF) or General Taxpayers’ Registry (CNPJ) or the indication of “Bank/Agency/Current Account”, the dividends will only be credited after the registration update and within the terms determined by Itaú Corretora de Valores Mobiliários S.A.

Regarding holders of American Depositary Receipts traded on the New York Stock Exchange - NYSE (“ADR”), the payment of interim dividends will be made in accordance with the procedures applicable by the depositary bank The Bank of New York Mellon.

There will be no monetary restatement or incidence of interest between the dividend declaration date and the effective payment date.

Dividends are exempt from Income Tax, in accordance with the current legislation.

The Investor Relations team is available for any further clarification, by calling +55 (11) 3503-9330 and by email ri@suzano.com.br.

São Paulo, December 2, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer